SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 1)(1)


                         Ameritrans Capital Corporation
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
                         (Title of Class of Securities)


                                   03073H108
                                 (CUSIP Number)

                                 Craig Effrain
                               Stursberg & Veith
                           405 Lexington Avenue, 4949
                               New York, NY 10174
                                 (212) 922-1177
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                     6/06/01
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No. 03073H108                    13D                   Page 2  of 4  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Steven Etra
     ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    59,094
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          77,523
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    59,094
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    77,523
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     136,617
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.83%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  03073H108                   13D                   Page 3  of  4 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

          This statement relates to the Common Stock, $.0001 par value, of Ameritrans Capital Corporation, 747 Third Avenue, 4th Floor,
          NY, NY  10017.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  Steven Etra

     (b)  Manufacturers Corrugated Box
          58-30 57th Street, Maspeth, NY  11378

     (c)  Corporate Executive

     (d)  None

     (e)  None

     (f)  USA

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

          Personal Funds. This Schedule is being filed pursuant to Mr. Etra's purchase of shares of the Company's Common Stock. The purchase was less than 1% of the Company's outstanding shares of Common Stock.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

          Mr. Etra acquired 800 shares of the Company's Common Stock on
          June 6, 2001.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

          See Items 7 through 13 of this Schedule 13D. To the best knowledge of Mr. Etra, the Issuer has 1,745,600 shares of Common Stock, par value $.0001, outstanding on the date hereof.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

          None

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 9, 2001
                                        ----------------------------------------
                                                         (Date)


                                            /s/ Steven Etra
                                        ----------------------------------------
                                                       (Signature)


                                            Steven Etra
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* Excludes 17,500 options for the purchase of 17,500 shares of common stock, par value $.0001, which options are exercisable immediately and expire ten years from the date of grant. Also includes 25,022 shares held with his wife as joint tenants and 27,000 shares held by his wife. Also includes 1,500 shares held by Mr. Etra's son. Includes 10,000 shares held by SRK Associates, LLC, a limited liability company controlled by Mr. Etra and 10,000 shares held by Lance Property Development Pension Plan of which pension plan Mr. Etra is a trustee.